SCHEDULE A

(Revised August 27, 2019)

Fund	Term	Expense Limit (Average Daily Net Assets of Fund)
PIMCO Flexible Credit Income Fund	November 1, 2019	0.07%
PIMCO Flexible Municipal Income Fund	May 2, 2021	0.10%

PIMCO FLEXIBLE CREDIT INCOME FUND
PIMCO FLEXIBLE MUNICIPAL INCOME FUND

By:

Name: Eric D. Johnson
Title: President

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:
Name: Peter G. Strelow Title: Managing Director